UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Vivo Participações S.A.
(Name of Issuer)

American Depositary Shares (as evidenced by American Depositary Receipts)
each representing one share of Preferred Stock

 (Title of Class of Securities)

928555S200
(CUSIP Number)

Consuelo Barbé Capdevila
Telefónica, S.A.
Distrito C, Ronda de la Comunicación, s/n,
28050, Madrid, Spain
Telephone: (+34) 91 482 37 33
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	928555S200

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TELEFÓNICA, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE KINGDOM OF SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 116,048,153 PREFERRED SHARES
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 116,048,153 PREFERRED SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,048,153 PREFERRED SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% PREFERRED SHARES
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	928555S200

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRASILCEL N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 116,048,153 PREFERRED SHARES
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 116,048,153 PREFERRED SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,048,153 PREFERRED SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% PREFERRED SHARES
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Brasilcel N.V., is a company owned 50% by Telefónica, S.A. and 50% by Portugal Telecom, SGPS, S.A.  Brasilcel N.V. beneficially owns 116,048,153 preferred shares (representing, approximately, 44.1% of the total number of preferred shares) of Vivo Participações S.A.

SCHEDULE 13D

This Amendment No. 6 amends the Schedule 13D filed July 16, 2003, as amended by Amendment No. 1 filed on October 13, 2004, Amendment No. 2 filed on October 19, 2004, Amendment No. 3 filed on January 3, 2005, Amendment No. 4 filed on January 18, 2005 and Amendment No. 5 filed on July 14, 2010 by Telefónica, S.A. and Brasilcel N.V.

Item 4.  Purpose of Transaction

Item 4 is amended to add the following sentence to the end of Item 4:

On July 17, 2010, Telefónica announced the acceptance period for Increased Offer 2 had lapsed and, as a result, Increased Offer 2 had expired.

Item 6.  Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following sentence at the end of Item 6:

On July 17, 2010, Telefónica announced the acceptance period for Increased Offer 2 had lapsed and, as a result, Increased Offer 2 had expired.

Item 7.  Materials to be Filed as Exhibits.

Item 7 is amended to add the following exhibit:

Exhibit 8:	Telefónica Announcement of Lapse of Acceptance Period of the Updated Offer (Increased Offer 2) dated July 17, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 20, 2010

TELEFÓNICA, S.A.

By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to
the Board of Directors

Exhibit Index

The exhibit index is amended by adding the following exhibit:

Exhibit No.

99.9	Telefónica Announcement of Lapse of Acceptance Period of the Updated Offer (Increased Offer 2) dated July 17, 2010, incorporated by reference to the Form 6-K filed by Telefónica on July 17, 2010.